                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 18 )*




                      United States Surgical Corporation
                   -----------------------------------------
                               (Name of Issuer)

                       Common Stock, 10 cents Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                  912707106
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO.                           13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Leon C. Hirsch
        ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [XX    ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION



                    5    SOLE VOTING POWER

                         5,127,134


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            None
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                5,127,134


                    8    SHARED DISPOSITIVE POWER

                         None


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,127,134



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

         X

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.5%


12   TYPE OF REPORTING PERSON*

         IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------

           A: Includes: Option to purchase 3,443,834 shares granted pursuant to Company's Employee Stock Option Plans which are exercisable on or within 60 days of December 31, 1997;
                   and 20,000 shares held in the LCH Foundation of which Mr. Hirsch is the Trustee. Excludes shares beneficially owned, and options to purchase shares held, by his wife, which Mr. Hirsch disclaims beneficial ownership.

           B: Outstanding of record as of December 31, 1997 was 75,883,266. Percentage based on inclusion of options to purchase 3,443,834 shares of common stock held by the reporting person which are exercisable on or within 60 days of December 31, 1997.

Item 1.    (a).    Name of Issuer:
                   United States Surgical Corporation


           (b).    Address of Issuer's Principal Executive Offices:

                   150 Glover Avenue
                   Norwalk, CT 06856


Item 2.    (a).    Name of Person Filing:
                   Leon C. Hirsch



           (b).    Address of Principal Business Office:

                   150 Glover Avenue
                   Norwalk, CT 06856





                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:

                   American (USA)


           (d).    Title of Class of Securities:

                   Common Stock, 10 cents Par Value

           (e).    CUSIP Number:
                   912707106

Item 3.            This statement is filed pursuant to Rule 13d-1(b), 13d-2(b)

                   Inapplicable

Item 4.            Ownership.

           (a).    Amount Beneficially Owned

                   5,127,134 A

           (b).    Percent of Class:

                   6.5% B

           (c).    Number of Shares as to which Leon C. Hirsch has:

                   (i)      sole power to vote or to direct the vote:
                            5,127,134 A

                   (ii)     shared power to vote or to direct the vote:
                            None

                   (iii) sole power to dispose or to direct the disposition of: 5,127,134 A

                   (iv) shared power to dispose or to direct the disposition of: None

A:      See Note "A" above.

B:      See Note "B" above.



                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:

                   Inapplicable



Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:

                   Inapplicable


Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:


                   Inapplicable


Item 8.            Identification and Classification of Members of the Group:


                   Inapplicable




                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:




Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                   Inapplicable

                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  /s/ Leon C. Hirsch
                                               ------------------------
                                               Leon C. Hirsch





Dated: February 9, 1998




                               Page 6 of 6 Pages